SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE TO

                                (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2) *

                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
             -----------------------------------------------------
                      (Name of Subject Company (Issuer))

                  VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
             -----------------------------------------------------
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                          LIMITED PARTNERSHIP UNITS
             -----------------------------------------------------
                          (Title of Class Securities)

                                     None
             -----------------------------------------------------
                      (CUSIP Number of Class Securities)
                        -----------------------------
                                DAVID FARAHI
                  VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
                             1175 WEST MOANA LANE
                                   SUITE 200
                              RENO, NEVADA 89509
                                (775) 825-3355
                                 -------------
                                   Copy To:
                             DON S. HERSHMAN, ESQ.
             MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
                            191 NORTH WACKER DRIVE
                                  SUITE 1800
                           CHICAGO, ILLINOIS 60606
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                          CALCULATION OF FILING FEE
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Transaction Valuation*  $816,000                 Amount of Filing Fee  $163.20
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     * For purposes of calculating the fee only. This amount assumes the purchase of 12,000 units of limited partnership interest of the subject partnership for $68 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $163.20
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Form or Registration No.: Schedule TO
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Filing Party:  Virginia Springs Limited Liability Company
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Date Filed:  February 18, 2003
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     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER STATEMENT

     This Amendment No. 2 amends the Tender Offer Statement filed on February 18, 2003 on Schedule TO and amended on March 13, 2003 of Virginia Springs Limited Liability Company (the "Purchaser") relating to an offer to purchase units of limited partnership interest (the "Units") of Resources Accrued Mortgage Investors 2 L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 2003 and the Supplement to Offer to Purchase dated March 13, 2003 (together, the "Offer to Purchase") and the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

ITEM 12.  EXHIBITS.

     (a)(4) Additional Supplement to Offer to Purchase, dated March 21, 2003 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 2003     VIRGINIA SPRINGS LIMITED LIABILITY COMPANY

                           By:  /s/ David Farahi
                           ---------------------
                                    David Farahi
                                    Manager



Exhibit Index

     Exhibit No. Document

     (a)(4) Additional Supplement to Offer to Purchase, dated March 21, 2003.

Exhibit (a)(4)

ADDITIONAL SUPPLEMENT TO OFFER TO PURCHASE

     VIRGINIA SPRINGS LIMITED LIABILITY COMPANY IS OFFERING TO PURCHASE UP TO 12,000 UNITS OF LIMITED PARTNERSHIP INTEREST IN RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P., A DELAWARE LIMITED PARTNERSHIP, FOR $68.00 PER UNIT IN CASH.

     We will purchase up to 12,000 (approximately 6.4%) of the outstanding units of the limited partnership interest in your partnership. If more units are tendered to us, we will accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered. Please be advised that we will pay for the units tendered to us within five days after the expiration date of this tender offer.

     SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THE OFFER TO PURCHASE DATED FEBRUARY 18, 2003, FOR A DESCRIPTION OF RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE OFFER.

     The first paragraph of the section of the Supplement to Offer to Purchase entitled "Section 3. Procedures for Tendering Units" is amended and restated as follows:

     "VALID TENDER. To validly tender units, a properly completed and duly executed letter of transmittal or a facsimile thereof and any other documents required by the terms hereof or by the letter of transmittal including the certificates, if any, representing the units being tendered, must be received by our Depositary on or prior to the expiration date. If you do not provide us with the certificate(s) representing your units which you would like to tender to us, by signing the letter of transmittal you are certifying that the certificate(s) representing your units have been lost or misplaced and agreeing to indemnify us and your partnership in the manner provided for in the letter of transmittal. The partnership agreement states that each limited partner has the right to assign 10 or more whole units (four units in the case of IRA or Keogh Plans), but must assign all of his units if he would otherwise retain less than the minimum amount. In order to comply with such restrictions on transfer, we may be required to reject the specified number of units tendered by you that may not be transferred under the partnership agreement. The transfer agent for your partnership has been instructed by the general partner of the partnership, to inform us in the event that any particular tender would result in a transfer in violation of the partnership's limited partnership agreement that such tender must be rejected. We will accept as many of your units as possible without violating any of the terms of the partnership agreement."

     The first paragraph of section of the Offer to Purchase entitled "Section
4.  Withdrawal Rights" is amended and restated as follows:

     "You may withdraw tendered units at any time prior to the expiration date of the tender offer."

     If you desire to accept the offer and have not yet completed the blue Letter of Transmittal previously sent to you, please complete the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Depositary.


     The Depositary for the Offer is:

     AMERICAN STOCK TRANSFER & TRUST COMPANY


     By Mail:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
Attn:  Reorg. Department - RAM 2

     By Facsimile (718) 234-5001

     By Overnight Courier or Hand:
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219
Attn:  Reorg. Department - RAM 2

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent.

     The Information Agent for the Offer is:

     MacKenzie Partners, Inc.
     105 Madison Avenue
     New York, New York 10016
     800-322-2885
     212-929-5500